FORM C Electronic Signature on Behalf of Noise Makers Studios, LLC

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Noise Makers Studios, LLC.

TIN:

_____81-5008002_____

Fiscal Year End (mm/dd) 12/31

By:

_____*Jordan Samson*_____
Signature
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

____Jordan Samson_____
Print Name
CEO, Principal Financial Officer/Treasurer, Principal Accounting Officer/Comptroller

_____*Jordan Samson*_____
Signature
CEO, Principal Financial Officer/Treasurer, Principal Accounting Officer/Comptroller

____05/08/17_____
Date

Certification of one (1) of the Board of Directors:

Jordan Samson
_____
Print Name

Jordan Samson
_____
Signature

05/08/17 _____
Date